[eRoomSystem Technologies]

April 29, 2008

VIA EDGAR AND UPS

Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 4561
Washington D.C. 20549-7010
Attention: Mark Kronforst

RE: eRoomSystem Technologies, Inc.

Pursuant to your letter dated April 15, 2008 (the "Comment Letter") addressed the undersigned with respect to the Form 10-KSB for the fiscal year ended December 31, 2007 of eRoom System Technologies, Inc. (the “Company”) filed on March 13, 2008 (SEC File No. 000-31037), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
comments from the Commission or the staff, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

David A. Gestetner
CEO and President

1072 MADISON AVENUE, LAKEWOOD NJ 08701   P. 732 730 0116   F. 732 810 0380
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